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SEC FILE NUMBER 1-4717
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kansas City Southern

Full Name of Registrant

Kansas City Southern Industries, Inc.

Former Name if Applicable

427 West 12th Street

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64105

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

     During the preparation of its year-end financial reports for 2005, certain errors were identified in the calculation of the Company’s deferred income tax balances that arose in the years prior to 2003. The Company has determined that the error had no effect on earnings in the three intervening annual periods. Additional information regarding the errors is set forth in the Company’s Current Report on Form 8-K filed on March 17, 2006 with the Securities and Exchange Commission.
     In addition, the Company has experienced delays in completing its financial statements for the year ended December 31, 2005 because of delays in the receipt of financial information from a consolidated subsidiary, which financial information is necessary to complete the Company’s financial statements.
     As a result of the above described matters, the Company requires additional time to finalize its financial statements and disclosures to be included in its Form 10-K and obtain appropriate reports from KPMG, LLP, the Company’s independent registered public accounting firm. The Company expects to make the filing within the fifteen day extension period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James S. Brook	(816)	983-1371

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No    ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No    ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income, as previously announced in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2006 and subject to revision based on the finalizing of the Company’s Form 10-K discussed in Part III of this Form 12b-25, for the year ended December 31, 2005 increased $70.0 million compared to the year ended December 31, 2004 and is comprised of the following elements:
•	a decrease of $22.5 million in operating income;

•	an increase of $88.9 million in interest expense;

•	a net gain of $131.9 million recognized on the settlement of certain disputes with the Mexican government in the third quarter of 2005 (the VAT/Put Settlement);

•	a $25.3 million decrease in the provision for income taxes; and,

•	a $17.8 increase in minority interest.
KCS 2005 consolidated net income available to common shareholders was $84.9 million, or $1.03 per diluted share in 2005 compared with $15.7 million, or $0.25 per diluted share in 2004. The improvement in KCS earnings year-over-year was primarily attributable to the acquisitions of Mexrail and Grupo TFM and is more fully described in the Company’s Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission on August 15, 2005 and November 9, 2005.

Kansas City Southern
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Ronald G. Russ
Ronald G. Russ, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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